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Keith E. Gottfried	Direct Dial: 202-239-3679	E-mail: keith.gottfried@alston.com

November 12, 2013

VIA E-MAIL AND EDGAR AS CORRESP

Mr. Perry J. Hindin, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:          RCM Technologies, Inc.
Definitive Additional Materials on Schedule 14A
Filed November 5, 2013
File No. 001-10245

Dear Mr. Hindin:

At the request of and on behalf of our client, RCM Technologies, Inc., a Nevada corporation (“RCM” or the “Company”), we are hereby responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter to us, dated November 8, 2013 (the “Comment Letter”), with respect to the Definitive Additional Materials on Schedule 14A filed by RCM on November 5, 2013 (the “Definitive Additional Materials”) with respect to RCM’s Annual Meeting of Stockholders to be held on Thursday, December 5, 2013 (including any adjournments, postponements and reschedulings thereof, the “2013 Annual Meeting”). For ease of reference, the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Comment Letter.

1.                                      Staff Comment: Refer to the following statement included in the letter from Robert B. Kerr:

•                  ‘We also understand that, in numerous instances, you made statements in your recent proxy statement filings that we believe were so false and misleading that you were required to revise your proxy statement a number of times at the request of the SEC.’

Please file corrective disclosure to remove the implication that the SEC has determined that statements made in the proxy statement filed by the IRS No. 19 Group were false and misleading and that the SEC required the IRS No. 19 Group to revise its proxy statement because of false and misleading statements. We request that you file corrective disclosure as soon as possible.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Response: In response to the Staff’s comment, on November 8, 2013, RCM filed Definitive Additional Materials on Schedule 14A via EDGAR (using tag DEFA14A) containing the following additional disclosures:

“On November 5, 2013, RCM Technologies, Inc., a Nevada corporation (“RCM” or the “Company”), issued a press release (the “November 5 Press Release”) in connection with its solicitation of proxies to be used at the Company’s 2013 Annual Meeting of Stockholders and at any and all adjournments or postponements thereof (the “2013 Annual Meeting”).

The November 5 Press Release contained a copy of a letter from the Company’s lead independent director to Legion Partners Asset Management, LLC, which letter referenced revisions made by Legion Partners Asset Management, LLC and the other members of its dissident stockholder group (collectively, the “Legion Group”) to their proxy materials filed with the Securities and Exchange Commission (the “SEC”).

RCM wishes to clarify that nothing contained herein, including the press release attached hereto, or in the November 5 Press Release, should be deemed to imply that the SEC has determined that statements made in the Legion Group’s proxy statement were false and misleading or that the SEC required the Legion Group to revise its proxy statement because of false and misleading statements.”

Subsequent to providing the clarification included above on November 8, 2013, we learned that the Staff does not believe that the above clarification responds sufficiently to its concerns. Accordingly, RCM further confirms that it will avoid including in its definitive additional materials any future statements that imply that either (i) the SEC required the IRS No. 19 Group to revise its proxy statement because of false and misleading statements, or (ii) the Legion Group’s filings with the SEC were revised in response to issues and concerns raised by the SEC regarding false and misleading statements.

2.                                      Staff Comment: We note that the Company has made statements in the soliciting material that appears to impugn the character, integrity or personal reputation of the IRS No. 19 Group, all without adequate factual foundation. We refer to the following examples:

•                  “…your letter, its non-coincidental timing and the obvious inappropriate motivation that surrounds its transmittal have eliminated any such doubt…” Emphasis added.

•                  “…we refuse to be bullied by your thinly-veiled threats and unseemly efforts…” Emphasis added.

•                  “…unlike you and the other members of the Legion Group, lack any undisclosed self-interested agenda to act in ways that might not be in the best interests of all RCM stockholders.” Emphasis added.

•                  “or allow you and the members of your dissident stockholder group to advance your undisclosed and self-interested agenda.” Emphasis added.

We ask that the Company please not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the Company does have a proper factual foundation, we ask that the Company please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the Company expresses. Please refer to Note (b) to Rule 14a-9.

Response: In response to the Staff’s comment, RCM acknowledges the Staff’s request and will not, in any future definitive additional materials that it files with the Commission, use any of the statements above or any similar statements without providing a proper factual foundation. RCM also confirms that it understands that characterizing a statement as RCM’s, or any other person’s, opinion or belief does not eliminate the need to provide a proper factual foundation for the statement, and that there must be a reasonable basis for each opinion or belief that RCM expresses.

*   *   *   *   *   *

We appreciate the Staff’s review of RCM’s definitive additional materials. If you have any further questions regarding the definitive additional materials or these responses, please feel free to contact the undersigned or Justin W. Chairman of Morgan, Lewis & Bockius LLP, each of which is serving as counsel to RCM, at (202) 239-3679 and (215) 963-5061, respectively. Our e-mail addresses are keith.gottfried@alston.com and jchairman@morganlewis.com. Facsimile transmissions may be sent to me at (202) 654-4879 or to Mr. Chairman at (215) 963-5001.

Very truly yours,

/s/ KEITH E. GOTTFRIED
Keith E. Gottfried

cc:                      Leon Kopyt, CEO — RCM Technologies, Inc.
Kevin D. Miller, CFO — RCM Technologies, Inc.
Justin W. Chairman, Esq. — Morgan, Lewis & Bockius LLP